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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                         Commission File Number 1-11867

                          NOTIFICATION OF LATE FILING

(Check One):   [ ] FORM 10-K and Form 10-KSB [ ] FORM 20-F
               [ ] FORM 11-K
               [X] FORM 10-Q and Form 10-QSB [ ] FORM N-SAR

For Period Ended: June 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                         Part I. Registrant Information

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Full name of registrant:                                  National Propane Partners, L.P.
Former name if applicable:                                Not Applicable
Address of principal executive
office (street and number):                               200 First Street
City, State and Zip Code:                                 IES Tower
                                                          Suite 1700
                                                          Cedar Rapids, IA 52401-1409
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                        Part II. Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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[ ]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or
              Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                             Part III. Narrative


     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

     The preparation of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 could not be completed by the prescribed filing date of August 14, 1996 without unreasonable effort or expense as a result of the following:

        As a result of an initial public offering of Common Units representing limited partner interests in the Registrant pursuant to a registration statement on Form S-1 which went effective June 26, 1996, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (the 'Form 10-Q') is the Registrant's first such filing. Due to the nature of the transaction such filing is complex and is required to include (i) condensed consolidated financial statements of the Registrant for the period March 13, 1996, the date of its inception, through June 30, 1996, including pro forma condensed consolidated financial statements of the Registrant for the three and six month periods ended June 30, 1996 reflecting the initial public offering, the conveyance of substantially all of the assets and liabilities of the predecessor corporation, National Propane Corporation, and certain other adjustments and (ii) condensed consolidated financial statements of the predecessor corporation for the six month periods ended June 30, 1995 and 1996, including pro forma condensed consolidated balance sheets of the predecessor corporation as of June 30, 1996 reflecting the conveyance of substantially all of the assets and liabilities of the predecessor corporation to the Registrant and certain other adjustments. The Registrant commenced operations effective July 1, 1996. As such, the Registrant's Annual Report on Form 10-K will require on an audited basis certain of the same financial statements of the predecessor corporation as included in its Form 10-Q. As a consequence, the Registrant's independent public accountants are applying extended procedures on such financial statements than would otherwise be necessary. Additionally, the initial public offering has (i) necessitated the creation of books and records for several new entities and (ii) caused certain complex accounting issues to arise which were required to be resolved prior to the completion of the Form 10-Q. Due to the above, the Registrant has not been able to finalize its consolidated financial statements on Form 10-Q for the quarterly period ended June 30, 1996 without unreasonable effort or expense.




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     For the above-stated reason, the preparation of the Registrant's Quarterly
Report on Form 10-Q for the quarterly period ended June 30, 1996, including the condensed consolidated financial statements to be included therein, could not be completed by the prescribed filing date of August 14, 1996 without unreasonable effort or expense.

                          Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

          Ronald R. Rominiecki            319              365-1550
               (Name)                 (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [  ] Yes   [X] No

                       This will be the Registrant's First Filing.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [  ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        National Propane Partners, L.P.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1996                      By: /S/ Ronald R. Rominiecki
                                           -----------------------------
                                           Ronald R. Rominiecki
                                           Senior Vice President and
                                           Chief Financial Officer